Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation

AmeriQuest Business Services, Inc.	New Jersey

AmeriQuest Leasing & Maintenance, Inc.	Delaware

AmeriQuest Material Handling Services, Inc.	Florida

AmeriQuest Remarketing Serivces, Inc.	Florida

ATS Investment Holdings, Inc.	Delaware

Corcentric Collective Business System	Virginia

NationaLease Finance Corporation	Illinois

National Truck Leasing Association (Non Profit)	Illinois